THE WMARKETPLACE, INC.

The only ecommerce platform selling women-owned products and services



MARKETPLACE
The Economic Engine for Women
Shop Holiday Gift Guides

thewmarketplace.com Seattle WA

Marketplace | Female Founder | Ecommerce | Consumer Goods | Retail

Highlights

1. 💸 $500K pre-seed investment within 5 months of launching site
2. 💰 Revenue from day 1 of site launch; 500% growth in 2021 from 4 revenue streams.
3. 🔑 10 partnerships with government, non-profit & for-profit entities
4. 🇺🇸 Sales channel for 14M women-owned businesses in US, # growing rapidly
5. 👩 Already have a diverse community of 500+ sellers from 34 states.
6. 💪 Unique chance to support 1000's of women-owned businesses with a single investment
7. 💥 CEO spent 20 yrs as Microsoft global exec. Started and led three start-ups to date.
8. 📕 CEO's memoir released by HarperCollins this year.

Our Team



Kate ISLER CEO/Co-Founder

20 years as a Microsoft global executive. CEO of three startups to date. Memoir, "Breaking Borders", released by HarperCollins Leadership (March 2021).

We are passionate about gender equity and saw the disproportionate effect that the pandemic was having on women. With shopping and services requiring a digital-first presence and women making 83% of purchasing decisions AND starting businesses at record rates. TheWMarketplace is the most direct way to support women entrepreneurs.



Susan Gates CMO/Co-Founder

20 years leading teams and growing business in public, private and nonprofit sectors. Experience in consumer goods, advertising, and partnerships.

TheWMarketplace: The Economic Engine for Women



MARKETPLACE
The Economic Engine for Women

$1.8 Trillion

Annual revenue of women-owned businesses in the U.S.



Women are starting over 1800 businesses EVERY DAY in the US and those businesses are growing faster than any other demographic. Women also make 83% of purchasing decisions.

Until now there was NO PLATFORM



For female entrepreneurs
Products & Professional Service Providers
Targeting women shoppers
Where 100% of the revenue stays with women-owned businesses

Women need a platform where they can grow their businesses and shop from each other.



THE SOLUTION: THEWMARKETPLACE
The Economic Engine for Women
your fall skincare routine
SHOP WOMEN-OWNED BUSINESSES
www.thewmarketplace.com

TheWMarketplace is the solution: combining the need for a digital sales channel with the rapid growth of women-owned businesses; delivering a new choice for consumers to shop their values and find products AND services in one e-commerce location.



THEWMARKETPLACE
The value of HER-Commerce™
STAND ALONE SITE
HER COMMERCE™
Development Cost
$$$$
$
Development Time
Marketing Cost
$$$$
$
Traffic
Valuable Partnerships

TheWMarketplace is a platform where women-owned businesses can create a digital store front and product listings and sell to a national audience immediately for a fraction of the cost of developing a stand-alone web site. HER-Commerce™ is a proprietary program that delivers content to support women business owners as they start, pivot or scale to e-commerce. The content delivered within the HER-Commerce™ program is sourced and delivered by experts and women-owned businesses currently selling products or services on TheWMarketplace and has created an ecosystem of women doing business with women.



THEWMARKETPLACE COMMUNITY
A diverse and vibrant group of female entrepreneurs
LGBTQIA+
25%
Veteran owned
1%
Latina/X owned
8%
AAPI owned
11%
Black owned
28%
480 Businesses listed offering 2,900 products and professional services

Our community is reflective of women-owned businesses in the US today.



THEWMARKETPLACE ENTREPRENEURS
BUILDING A COMMUNITY
"I want to be part of this sustainable ecosystem built by women for women."
TheWMarketplace Seller
Sofiya Deva, This Same Sky, Carlton, TX
TheWMarketplace Service Provider
Leang Chung, Pelora Stack, Brooklyn, NY
TheWMarketplace Seller
Margaret Barrow, It's Nola, Brooklyn, NY



12 MONTHS OF TRACTION
• 480 Women Entrepreneurs
• 200K+ Impressions
• $175k Revenue First Year
• 10 Strategic Partnerships
Traction Q4 2020- Q32021

12 months of growth since opening the site to shoppers and sellers shows that we have the right product at the right time with the right mission.

DELIVERING A UNIQUE SPACE


Women-owned sellers
100% revenue stays with women owned businesses
Professional services sold
Entrepreneur training
Etsy
HELM
amazon
marketplaces
MARKETPLACE

TheWMarketplace is a truly unique space with a combination of products, services and support for women entrepreneurs.


TARGET AUDIENCE
Women-Owned Businesses/HER-Commerce™
14 million women-owned businesses in the US
Growing 21%. Overall market growth is 9%
64% of new women-owned businesses are WOC
Values-Based Shoppers
59% of women are values-based shoppers
91% of women report large platforms don't target them
63M women aged 25 - 55 in the USA with 45% of them making over $75k
MARKETPLACE

Trends show that shoppers are looking for more options for shopping online and are willing to try new platforms. Consumers and sellers are looking for a place to shop their values.


EVERYTHING IS MOVING IN OUR DIRECTION
Consumers are looking for choice
Digital-First strategy is critical
Values-based shopping becoming the norm
Data links
MARKETPLACE

The world has changed and women's professional service providers and merchants must have a digital first strategy to keep pace and sustain their businesses.


PARTNERSHIPS ACCELERATE GROWTH
OUR MODEL: Build and run the premier, women-owned ecosystem of partnerships, programs for entrepreneurs (HER-Commerce™), and world-class ecommerce.
Government
Federal, State, Local programs and public/private partnerships
HER- Commerce™
Sellers & Professional Services
KeyBank
pwc
Corporate Partnerships
WOMEN OWNED
Media Partnerships
hello sunshine
ARRAY
MARKETPLACE

We are accelerating our growth through partners. We have attracted partners that enable us to deliver unique support and content to ensure that the sellers and service providers on our platform grow and thrive.


$30M+ Revenue by 2026:
Revenue Mix
MARKETPLACE

Forward-looking projections cannot be guaranteed.

Conservative revenue projections point to $30M in revenue in less than 5 years.


WITH $1.5M INVESTMENT WE WILL SHRINK THE ECONOMIC GENDER GAP
GRACE & ABLE
1. Expanding entrepreneur training and support services (program development)
138 SBA Women-Owned Centers
13 WBENC Regions
2. Invest in founding team and marketing
Pay current team market rate salaries
5 new hires (business development and support)
In house technical resource
Brand awareness and conversion
3. Continue to invest in platform
Build "Business Web"
Enhance analytics
MARKETPLACE

The success we have seen to date confirms that there is demand for an online marketplace built for women by women. We will build on that success and increase our focus on creating a vibrant ecosystem where women doing business with women that will change the world.

THE TEAM



Kate Isler
Co-Founder/ CEO



Susan Gates
Co-Founder/CMO

Microsoft BE BOLD daysaver DaVinci Specialty Coffee Association

W MARKETPLACE

Together, we will close the economic gender gap and change the world!

W MARKETPLACE
The Economic Engine for Women

TheWMarketplace.com

Kate@thewmarketplace.com

Downloads

Jen Fontanilla The WMarketplace Review.mp4